United States securities and exchange commission logo





                               October 29, 2021

       Niccolo de Masi
       Chief Executive Officer
       dMY Technology Group, Inc. IV
       1180 North Town Center Drive, Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Technology
Group, Inc. IV
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 13,
2021
                                                            File No. 333-258431

       Dear Mr. de Masi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2021 letter.

       Form S-4/A filed October 13, 2021

       Do dMY IV's directors and officers have any interest in the matters to be voted on at the Special
       Meeting?, page 21

   1. We note your response to comment 2, and reissue our comment. Please expand your disclosure to provide a
detailed description, in lieu of a summary, of the interests that your directors and officers
may have in the business combination.
       Agreements with Google, page 296

   2. Please revise to disclose the material terms of your agreements with Google including, but not limited to, the
term and any minimum purchase obligations.
 Niccolo de Masi
dMY Technology Group, Inc. IV
October 29, 2021
Page 2

        You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



FirstName LastNameNiccolo de Masi                        Sincerely,
Comapany NamedMY Technology Group, Inc. IV
                                                         Division of
Corporation Finance
October 29, 2021 Page 2                                  Office of
Manufacturing
FirstName LastName